Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated August 30, 2012

BONDS: TIME TO HEDGE
Focusing on interest rate risk in bonds pg. 2

JULY VOLUME, FLOWS and AUM
Monthly trends and top performers pg. 4

AUGUST Invesco PowerShares ETN Monthly Report
2012 Data as of July 31, 2012

              Bonds: Time to Hedge

For US Institutional Investor Use Only
Not For Use With the Public
NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

Invesco PowerShares
ETN Report

For US Institutional Investor Use Only
Not For Use With the Public

Bonds: Time to Hedge

PowerShares DB 3X Short 25+ Year Treasury Bond ETN (SBND)

"Long term government debt of the U.S, U.K, EUROPE, and Japan probably will be the worst-performing asset class over the next ten to twenty years. We make this recommendation to our friends: if you own such debt, sell it now. You've had a great ride, don't press your luck. From here it is basically all risk, with very little reward."

- Paul Singer, Elliot Management

In today's low-yield environment many income oriented investors continue to scour the market in search for yield, and are not heeding the recommendation of renowned investor Paul Singer based on the primary risk associated with fixed income investing: interest rate risk. Based off positive investor flows into fixed income instruments and continued declines in yields, it seems evident that investors are not giving sufficient weight to the possible looming risks associated with new money entering fixed income investments.

The Fed has committed to keep interest rates near 0% through 2014. At some point, however, interest rates will rise, and depending on the duration of a fixed income portfolio, investors may see a significant drop in the value of their fixed income portfolios. Despite the Fed's commitment to lower rates through 2014, we believe now is a prudent time to consider the implications of interest rate risk to your fixed income portfolio, examine potential solutions to help manage this risk and begin monitoring how the market is pricing in higher future interest rates.

Bonds : Risk-return profile.


Interest rates at
all-time high
Interest rates
at all-time low
16%
14%
12%
10%
8%
6%
4%
2%
'55-'59
'60-'64
'65-'69
'70-'74
'75-'79
'80-'84
'85-'89
'90-'94
'95-'99
'00-'04
'05-'09
'10-'14

Source: 3-Mo US Treasury Yield per Bloomberg as of 07.31.2012

The chart above illustrates the decline in interest rates over the last 30 years. Although there were some periods when rates increased, over the long term, the decline is notable. Investors, who bought long-dated fixed income investments 30-years ago encountered a very favorable risk-return profile as interest rates were near all-time highs. A bond investor could have done marvelously over these 30-years as evidenced by long-dated treasury yields dropping from over 15% in 1981 to less than 3% today. The risk-return profile of fixed income investing, however, has dramatically changed. Today, with interest rates near all-time lows, the risk-return profile for fixed income investors may never have been worse.

Data from Bloomberg, L.P., July 31, 2012,
unless otherwise noted. 3

Bond vs. Equity Flows


Equity
Bond
80,000
40,000
0
-40,000
-80,000
Flows ($Billions)
6/07
12/07
6/08
12/08
6/09
12/09
6/10
12/10
6/11
12/11
6/12

Source: ICI as of 06.30.2012

Investors are continuing to buy bonds.

As interest rates have fallen investors have continued to buy fixed income investments at higher and higher prices subjecting themselves and clients to potentially larger and larger future price drops. And buy they have. The chart to the left illustrates investors continued voracious appetite for fixed income investments over the last three years despite an ever increasing negatively skewed risk-return profile.

As investors have bought, upside potential has decreased (rates can't fall below 0%) while downside risks have increased. With interest rates near historic lows, it is possible to envision that several years from now rates will rise by 1% or 2%. Below is a hypothetical example of what a U.S. treasury investors might experience if interest rate levels rose based off current treasury price sensitivities to interest rates.

Interest Rate Change Scenario

	Current Duration	Investment	+1% increase in interest rate Investment Loss	+2% increase in interest rate Investment Loss
30 Year U.S. Treasury	20	$100,000	-$20,000	-$40,000
10 Year U.S. Treasury	9	$100,000	-$9,000	-$18,000
3 Year U.S. Treasury	3	$100,000	-$3,000	-$6,000

Source: Bloomberg as of 07.31.2012

It is hard to imagine investors today see the downside risk of fixed income investing, given bonds 30-year bull market and the fact that flows into fixed income instruments remain highly positive. The illustration at the left, however, should serve as a cautionary example of the risks involved with fixed income investing in today's low-rate environment, particularly higher duration investments commonly associated with higher yielding investments.

One way to help manage duration risk is through a short position in fixed income securities. The **PowerShares DB 3X Short 25+ Year Treasury Bond ETN (SBND)** tracks the DB Short U.S. Treasury Bond Futures Index (the "short Treasury futures index"), providing 3x month-over-month short exposure to U.S. Treasury bonds having remaining term to maturity of not less than 25 years through the active CBOT Ultra T-Bond Futures contract. If the short Treasury futures index increases during any calendar month, the value of SBND for that month will increase by three times the movement of the short Treasury futures index, plus the monthly TBill index return, less investor fees. If the short Treasury futures index decreases during any calendar month, the value of SBND for that month will decrease by three times the movement of the short Treasury futures index, plus the monthly TBill index return, less investor fees. Thus, SBND can serve as a hedge against falling treasury prices (or rising interest rates), but may lose value in other interest rate environments.

Currently, the CBOT Ultra T-Bond Futures, the futures contract whose exposure SBND tracks, has a duration of more than 17. Considering the 3X short exposure to such futures contract means the duration of SBND is currently close to 51. Hypothetically, if you were looking to hedge out $1,000,000 worth of exposure to a portfolio with a duration of 10 over the course of one calendar month (i.e. Sept. 1 - Sept. 30), you would need less than $200,000 of SBND to hedge interest rate risk. Furthermore, SBND is the only exchange traded product which provides a monthly leverage reset feature as opposed to a daily leverage reset feature when providing short leveraged exposure to U.S. Treasuries. Relative to a daily reset feature a monthly reset feature may help mitigate potential losses associated with the negative effects of compounding returns typically found in volatile environments. *While SBND could be used to manage the duration risk of fixed income portfolios, there is no guarantee that this strategy will be successful. Interest rates on the U.S. Treasury bonds may stay at the current level or decrease further in the next few years, in which case you may lose some or a significant portion of your investment in SBND. Due to the montly leveraged reset feature and the impact of the investor fees, even if the interest rate increases, there is no guarantee that you will receive a positive return on your investment in SBND and you could lose some or all of your investment.*

Fund Features

Ticker:	SBND
Name:	PowerShares DB 3X Short 25+ Year Treasury Bond ETN
Listing Date:	06/28/2010
Amount Outstanding:	$20.6 million
Reset Feature:	Monthly

Utilizing an investment vehicle like SBND can help serve to manage interest rate risk inherent in your portfolio. Treasuries and fixed income in general have had a great run, but it may be wise to consider protecting your profits while fixed income is still at a peak and begin hedging against potential future losses.

Invesco PowerShares
ETN Report

For US Institutional Investor Use Only
Not For Use With the Public

July 2012

Exchange-traded note (ETN) Trading Volume

ETN Volume

$20 Billion

$20 billion traded in ETNs during July, down 40% from last month.

Most Traded ETN Product Type

Volatility

In July, volatility-based ETNs made up 77% of total ETN dollar volume traded.

10 Products with **Highest Volume** in July ($M)

Ticker	Name	ADTV	Amount Outstanding	Daily Turnover
VXX	iPATH S&P 500 VIX Short-Term Futures	$556	$1,673	33%
XIV	VelocityShares INV VIX Short Term	$141	$221	64%
AMJ	JPMorgan Alerian MLP	$44	$5,106	1%
TVIX	VelocityShares Daily 2X VIX Short Term	$31	$222	14%
DJP	iPath Dow Jones-UBS Commodity Total Return	$16	$2,077	1%
USLV	VelocityShares 3x Silver ETN	$16	$71	23%
OIL	iPath Goldman Sachs Crude Oil Total Return	$15	$427	3%
VXZ	iPath S&P 500 VIX Mid-Term Futures	$15	$255	6%
DTO	PowerShares DB Crude Oil Double Short	$14	$59	24%
VIIX	VelocityShares VIX Short Term	$10	$28	37%

ETN Top Volume Categories in July


(%)
80
70
60
50
40
30
20
10
0
Volatility
Inverse Volatility
Commodity
MLPs
Precious Metals
Other

Monthly ETN $ Volume


ETN $ Volume (Billions)
CBOE VIX Index
ETN $ Volume (Billions)
80
70
60
50
40
30
20
10
0
50
40
30
20
10
CBOE VIX Index
6/11
7/11
8/11
9/11
10/11
11/11
12/11
1/12
2/12
3/12
4/12
5/12
6/12
7/12

Data from Bloomberg, L.P., July 31, 2012,
unless otherwise noted. 5

July 2012

ETN Assets & Net Flows

Total ETN Assets

$16.47 Billion

ETN assets. In July, total assets in US listed ETNs were up 4%, increasing by $664 million to $17.1 billion.

ETN net flows. ETN flows were up in July with a total net inflow of $96 billion. The largest inflows went to master limited partnership (MLP) and volatility based products in July with $115 million and $156 million in inflows respectively. July ETN outflows were led by commodity and inverse volatility based products with $116 million and $61 million in outflows respectively.

Product-related news.
One new ETN was launched in July.

By Investment Objective (Ranked by July Net Flows)

		Amount Outstanding - $Mil.			Net Flows - $Mil.	
	# ETNs	7/31/12	July Δ	YTD Δ	July '12	YTD Δ
Volatility	15	2,520	-109	1,094	156	3,219
MLPs	8	5,844	381	1,604	115	1,508
Inverse Commodity	13	186	2	-75	12	-79
Inverse Precious Metals	6	61	10	-12	11	-5
US Equity	28	838	14	360	7	322
Inverse Sovereign Debt	9	199	-7	78	2	112
Inverse US Equity	6	43	-2	-9	1	9
Absolute Return	10	271	2	-76	0	-69
Inverse MLPs	1	7	0	-3	0	-3
Real Estate	1	11	1	11	0	10
Inverse International/Global Equity	2	12	0	-2	0	-1
Sovereign Debt	11	210	2	35	-4	3
Precious Metals	12	682	-1	-8	-4	14
Inverse Absolute Return	2	35	-6	-19	-6	-16
Currency	12	184	-3	-50	-7	-55
International/Global Equity	6	437	-14	-36	-11	-80
Inverse Volatility	10	326	-39	-146	-61	-414
Commodity	66	5,272	433	-332	-116	-571
Totals	**218**	**17,137**	**664**	**2,410**	**96**	**3,906**

By Provider (Ranked by July Assets)

		Amount Outstanding - $Mil.			Net Flows - $Mil.	
	# ETNs	7/31/12	July Δ	YTD Δ	July '12	YTD Δ
iPath	73	6,392	103	351	84	1,681
JP Morgan	3	5,120	238	1,465	-	1,363
ELEMENTS	11	1,227	71	-57	-7	-74
E-TRACS	45	1,068	106	230	77	201
PowerShares DB	32	1,064	19	-23	1	-76
VelocityShares	22	644	-159	-17	-103	566
Barclays	8	429	-14	180	-8	188
Credit Suisse Asset Mgmt	5	403	34	-2	23	7
Goldman Sachs	2	254	224	180	-	-44
UBS	2	195	34	101	26	98
RBS	7	166	4	41	3	33
Morgan Stanley	6	165	5	-35	0	-42
Citigroup	1	6	-1	-4	-	5
Keynotes	1	3	0	0	-	-
Totals	**218**	**17,137**	**664**	**2,410**	**96**	**3,906**

The net flow numbers by ETN sponsors is an approximate calculation based on outstanding number of ETNs and repurchase value available on Bloomberg. Δ represents change.

Invesco PowerShares
ETN Report

For US Institutional Investor Use Only
Not For Use With the Public

July 2012

ETN with Highest Net Inflows in July

VXX

iPath S&P 500 VIX Short-Term Futures

▲ $179 Million

10 Products with **Highest Net Inflows** in July ($M)

Ticker	Name	Flows	Ending Amount
VXX	iPATH S&P 500 VIX Short-Term Futures	179	1,673
MLPI	UBS E-TRACS Alerian MLP Infrastructure ETN	62	313
XVZ	iPATH S&P 500 DYNAMIC VIX ETN	25	290
MLPN	Credit Suisse Cushing 30 MLP Index ETN	23	249
VXZ	iPATH S&P 500 VIX Mid-Term Futures	18	255
MLPL	E-TRACS UBS 2X LEVERAGE LONG	16	108
AMU	E-TRACS Alerian MLP Index ETN	15	15
DSLV	VelocityShares 3X Inverse Silver ETN	12	18
FBG	FI Enhanced Big Cap Growth ETN	10	88
DTO	PowerShares DB Crude Oil Double Short	9	59

ETN with Highest Net Outflows in July

XIV

VELOCITYSHARES INV VIX SH-TM

▼ $57 Million

10 Products with **Highest Net Outflows** in July ($M)

Ticker	Name	Flows	Ending Amount
XIV	VELOCITYSHARES INV VIX SH-TM	-57	221
DJP	iPath Dow Jones-UBS Commodity Total Return	-51	2,077
VIIX	VELOCITYSHARES VIX SHORT-TRM	-34	28
TVIX	VelocityShares Daily 2X VIX Short Term	-32	222
OIL	iPath Goldman Sachs Crude Oil Total Return	-27	427
RJI	ELEMENTS Rogers Intl. Commodity Index	-13	621
INP	iPath MSCI India	-11	413
JJG	iPath Dow Jones-UBS Grains Sub Total Return	-10	185
DGP	PowerShares DB Gold Double Long	-9	438
JJC	iPath Dow Jones-UBS Copper Sub Total Return	-7	111

Data from Bloomberg, L.P., July 31, 2012,
unless otherwise noted. 7

Appendix

Putting issuer credit risk in perspective: sovereign entity credit risk versus ETN issuer credit risk.

A CDS is quoted as a percentage premium paid by an investor to protect a notional dollar value of credit exposure. For example if an investor wanted to protect $1 million of exposure to Company "XYZ" and the prevailing CDS rate on "XYZ" was 100 basis points, it would mean the investor would pay $10,000 per year for protection on their $1 million exposure.

5-Year Credit Default Swaps For Nine Largest Countries in the World by Nominal GDP


Today
1-Mo
3-Mo
6-Mo
1-Year
basis points
600
500
400
300
200
100
0
USA
China
Japan
Russia
Germany
France
UK
Brazil
Italy

5-Year Credit Default Swaps For All ETN Issuers


Today
1-Mo
3-Mo
6-Mo
1-Year
basis points
500
400
300
200
100
0
Deutsche Bank
Barclays
UBS
Credit Suisse
Morgan Stanely
RBS
JPMorgan
Goldman Sachs
Citigroup
Svenska Handelsbanken AB

Most recent issuer credit ratings.

Credit ratings are assigned by Nationally Recognized Statistical Rating Organizations based on assessment of the credit worthiness of the underlying bond issuers. The ratings range from AAA (highest) to D (lowest) and are subject to change. Not rated indicates the debtor was not rated, and should not be interpreted as indicating low quality. For more information on rating methodologies, please visit the following NRSRO websites: standardandpoors.com and select "Understanding Ratings" under Rating Resources; moodys.com and select "Rating Methodologies" under Research and Ratings.

Credit Rating by Issuer[1]

Issuer	S&P Credit Rating	Moody's Credit Rating	Fitch Credit Rating
Barclays	A	A3	A
UBS	A	A2	A
DB	A+	A2	A+
Credit Suisse	A	n/a	A
Svenska Handelsbanken AB	AA-	Aa3	AA-
Morgan Stanley	A-	Baa1	A
RBS	A-	n/a	A
JPMorgan	A	A2	A+
Goldman Sachs	A-	A3	A
Citigroup	A-	n/a	A

Source: Bloomberg, L.P., as of July 31, 2012

1 The ETNs are not rated by an independent rating agency. An issuer credit rating is not a recommendation to purchase, sell, or hold a financial obligation issued by an obligor, as it does not comment on market price or suitability for a particular investor.

PowerShares Product Strategy & Research Team
John Feyerer, CFA, *VP, Product Strategy & Research*
Jason Stoneberg, CFA, *Vice President of Research*
Graham Day, *Alternative Asset Product Strategist*
Joe Becker, *Sr. Fixed & Equity Income Product Strategist*
Taylor Ames, *Sr. Equity Product Strategist*
Brad Smith, *Research Analyst*

How to Contact:
PowerShares Product Strategy & Research Team
email research@invescopowershares.com

Invesco PowerShares
email info@invescopowershares.com *call* 800 983 0903
web invescopowershares.com *twitter* @PowerShares

Author of *ETN Notebook*
Graham Day, *Alternative Asset Product Strategist*

ETNs are not suitable for all investors and should be utilized only by sophisticated investors who understand leverage or inverse risk and the consequences of seeking monthly leveraged or inverse investment results, and who intend to actively monitor and manage their investments. Risks of investing in ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity, leveraged losses and credit risk.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations

Each security offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged or inverse investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, uncertain principal repayment, uncertain tax treatment, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

SBND provides leveraged short exposure to U.S. Treasury bond futures contracts. The market value of SBND may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

SBND is a leveraged investment. As such, it is likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. or Invesco PowerShares Capital Management LLC is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For more information about ETNs please contact, Graham Day, *Alternative Asset Product Strategist* at graham.day@invescopowershares.com.

P-NOTE-MR-4-E 8/12

PowerSharesETNs.com